UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

PETROBRAS INTERNATIONAL FINANCE COMPANY – PIFCo

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands, B.W.I.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Petrobras International Finance Company - PIFCo

TABLE OF CONTENTS

This Form 6-K contains the following:

Item

I.	Financial Results for the Three Month Period ended September 30, 2002

II.	Financial Statements for the Three Month Period ended September 30, 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE-
MONTH PERIOD ENDED SEPTEMBER 30, 2002

Forward Looking Statements

          This report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results.  These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes in the use of our services for market purchases of crude oil and oil products by Petróleo Brasileiro S.A. – Petrobras and changes in government regulations.

          All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

          You should read the following discussion of our financial condition and results of operations together with the attached unaudited consolidated financial statements and the accompanying notes for the nine-month period ended September 30, 2002 beginning on page F-2.  You should also read our audited consolidated financial statements for the year ended December 31, 2001 and the accompanying notes, which are included in our annual report on Form 20-F for the year ended December 31, 2001, but which are not presented herein.  The unaudited consolidated financial statements for the nine-month period ended September 30, 2002 and September 30, 2001 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  In addition, as a subsidiary of Petrobras, we also prepare our financial statements in accordance with Brazilian Corporate Law.

Overview

          We are a wholly-owned subsidiary of Petrobras.  Accordingly, our financial position and results of operations are largely affected by decisions of our parent company.  Our ability to meet our obligations in respect of our outstanding indebtedness depends on a number of factors, including:

•	the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

•	Petrobras’ willingness to continue to make inter-company loans and provide us with other financial support;

•	our ability to access financing sources, including third-party credit facilities; and

•	our ability to transfer our financing costs to Petrobras.

We earn income from:

•	sales of crude oil and oil products to Petrobras;

•	limited sales of crude oil and oil products to third parties;

•	financial income derived from financing of sales to Petrobras and inter-company loans to Petrobras, investments in marketable securities and other financial instruments; and

•	leasing income derived from financing leases entered into with Petrobras.

Our operating expenses include:

•	cost of sales, which is comprised mainly of purchases of crude oil and oil products;

•	financial expense, mainly from interest on our lines of credit and capital markets indebtedness, securitization of receivables and inter-company loans from Petrobras; and

•	leasing expenses derived from financing leases entered into with third parties and Petrobras.

Purchases and Sales of Crude Oil and Oil Products

          We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days.  Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period ranging between 120 and 270 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments.  During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements.  Financial income from sales to Petrobras are calculated according to a formula based on LIBOR, which is designed to reimburse us for estimated financing expenses we may incur in connection with these sales.  The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due.  For 2003, the formula will be modified in order to pass on PIFCO’s average costs of capital to Petrobras.

Taxes

          The Cayman Islands currently impose no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.  The only government charge payable by us in the Cayman Islands is an annual registration fee of approximately U.S.$575 calculated on the basis of the nominal amount of our authorized share capital.  A stamp duty would also be payable on any documents that are executed or brought into the Cayman Islands. There were no significant operations in the United Kingdom or the Netherlands that gave rise to taxable income in these countries with respect to our subsidiaries.

Results of Operations

Results of operations for the nine-month period ended September 30, 2002 compared to the nine-month period ended September 30, 2001.

Sales

          Our sales of crude oil and oil products (including sales of imports of crude oil and oil products) and services decreased 10.7% from U.S.$5,258.6 million in the nine-month period ended September 30, 2001 to US$4,693.6 million in the nine-month period ended September 30, 2002, primarily due to a reduction in the volume of oil products we sold to Petrobras as a result of the total deregulation of the Brazilian market for oil products, as well as, to a lesser extent, a reduction in the average price of Brent crude oil from US$26.16 per barrel in the nine-month period ended September 30, 2001 to US$24.38 per barrel in the nine-month period ended September 30, 2002.  This decrease was partially offset by sales made by our subsidiary PFL in connection with Petrobras’ exports receivables securitization program.

Lease Income

          Our lease income reflects interest income from direct financing leases of platforms and equipment and operating leases for vessels by us to Petrobras.  For the nine-month period ended September 30, 2002, our lease income was US$20.9 million.  Prior to the nine-month period ended September 30, 2001, we had no income from direct financing leases.

Cost of Sales

          Cost of sales decreased 10.9% from US$5,251.2 million in the nine-month period ended September 30, 2001 to US$4,681.2 million in the nine-month period ended September 30, 2002, due primarily to a reduction in the volume of oil products sold to Petrobras as a result of a total deregulation of the Brazilian market for oil products, as well as a decrease in the average price of Brent crude oil in the nine-month period ended September 30, 2002, as compared to the nine-month period ended September 30, 2001.  This decrease was partially offset by an increase in cost of sales resulting from sales made by our subsidiary PFL in connection with Petrobras’ exports receivables securitization program.

Lease Expense

          Our lease expense reflects interest expenses from direct financing leases of platforms and equipment and operating leases for vessels incurred from such leases.  In the nine-month period ended September 30, 2002, our lease expense was US$12.7 million.  Prior to the nine-month period ended September 30, 2001, we had no expense related to direct financing leases.

General and Administrative Expenses

          Our general and administrative expenses consist primarily of fees paid to third-parties for services rendered to us.  In the nine-month period ended September 30, 2002, our general and administrative expenses were US$1.0 million.  In the nine-month period ended September 30, 2001 we had no general and administrative expenses.

Gross Profit

          Our gross profit reflects profits earned by us from our third-party sales of crude oil and oil products and services (since we record profits from sales of crude oil and oil products to Petrobras as financial income) and from our leasing transactions.  Our gross profit increased 163.5% from U.S.$7.4 million in the nine-month period ended September 30, 2001 to US$19.5 million in the nine-month period ended September 30, 2002, due primarily to US$8.2 million in profits generated by a leasing transaction for platforms, equipment and vessels with Petrobras, as well as, to a lesser extent, our ability to achieve more favorable terms on our third-party sales.

Financial Income

          Our financial income increased 17.6% from US$115.9 million in the nine-month period ended September 30, 2001 to US$136.3 million in the nine-month period ended September 30, 2002, primarily due to an increase in loans to related parties and interest received as a result of increases in the time period for receipt of payments related to sales of crude oil and oil products to Petrobras from 120 days to 270 days and increases in the periods of time for receipt of payments beyond the time periods set forth in the corresponding invoices as previously agreed with Petrobras.  The increase in financial income was partially offset by a reduction in the LIBOR rate used in the formula designed to reimburse us for financing expenses incurred and a reduction in volume of sales of oil products to Petrobras.

Financial Expense

          Financial expense increased 57.9% from US$139.0 million in the nine-month period ended September 30, 2001 to US$219.5 million in the nine-month period ended September 30, 2002, primarily due to the significant change in our maturity profile, resulting from our contracting of long-term debt obligations to replace a substantial portion of our short-term debt obligations.

Net Income (Loss)

          Net loss increased 306.4% from a loss of US$15.7 million in the nine-month period ended September 30, 2001 to a loss of US$63.8 million in the nine-month period ended September 30, 2002.

Liquidity and Capital Resources

          We finance our oil trading activities through a combination of inter-company loans from Petrobras, commercial paper programs, lines of credit and the issuance of notes in the international capital markets.  In our opinion, our working capital is sufficient for our present requirements.

          Our short-term borrowings are denominated in U.S. dollars and consist of commercial papers and lines of credit.  During the nine-month period ended September 30, 2002, we had U.S.$119.7 million in commercial paper notes outstanding and accessed U.S.$368.3 million in lines of credit, including the current portion of long-term debt, compared to U.S.$449.8 million in commercial paper notes outstanding and US$540.7 million in lines of credit accessed at December 31, 2001.

          At December 31, 2001, we had a U.S.$500.0 million commercial paper program in place, of which U.S.$449.8 million in commercial paper notes was outstanding.  We renewed our commercial paper program in April 2002 in a lesser amount of U.S.$335.0 million in order to finance our working capital requirements.  Our commercial paper program was rated A1+ by Standard & Poor’s and P-1 by Moody’s and is supported by a letter of credit issued by Barclays Bank and a standby purchase agreement with Petrobras.  As of September 30, 2002, we also had access to short-term capital through U.S.$366.4 million in irrevocable letters of credit supporting oil imports.

          As of September 30, 2002, we had outstanding U.S.$490.3 million in long-term lines of credit due between 2003 and 2012 and U.S.$1,550.0 million in three series of long-term senior notes due between 2007 and 2011.

          Pursuant to Petrobras’ strategy to obtain a wider range of medium- and long-term financial instruments and to channel more of its financings through us, in February 2002, we issued a series of U.S.$500.0 million long-term senior notes, using the net proceeds to liquidate our short-term debt.  As of September 30, 2002, we had a capital deficit of U.S.$14.4 million, including initial and additional paid-in-capital of U.S.$60.0 million, as well as an accumulated deficit of U.S.$74.4 million.

          Our notes payable to Petrobras increased from U.S.$334.6 million at December 31, 2001 to U.S.$2,327.8 million at September 30, 2002 due to our increased working capital needs resulting from an increase in the average time period for receipt of payments related to sales of crude oil and oil products to Petrobras, from 120 days to 270 days.  Although our sales to Petrobras decreased in the nine-month period ending September 30, 2002, accounts receivable from Petrobras increased from U.S.$2,584.9 million at December 31, 2001 to U.S.$3,780.5 million at September 30, 2002, as a result of the increased time periods for receipt of payment.

          As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury to incur debt or register debt with the Central

Bank.  However, as a matter of policy, the issuance of any debt is recommended by Petrobras’ board of directors and subsequently approved by our board of directors.

          We have the following capital markets debt outstanding at September 30, 2002:

CAPITAL MARKETS DEBT OUTSTANDING

Notes	Principal Amount

9.125% Notes due 2007(1)	U.S.$400 million
9.125% Notes due 2007(1)	U.S.$100 million
9.875% Notes due 2008(1)	U.S.$450 million
6.750% Senior Trust Certificates due 2010(2)	U.S.$95 million
Floating Rate Senior Trust Certificates due 2010(2)	U.S.$55 million
9.750% Notes due 2011(1)	U.S.$600 million
6.600% Senior Trust Certificates due 2011(2)	U.S.$300 million
Floating Rate Senior Trust Certificates due 2013(2)	U.S.$300 million

(1)	Issued by us, with support from Petrobras through a standby purchase agreement.
(2)	Export receivables asset securitization program.

          The following table sets forth the sources and amounts of current and long-term debt at September 30, 2002 and December 31, 2001:

CURRENT AND LONG-TERM DEBT

	September 30, 2002		December 31, 2001

	Current	Long-term	Current	Long-term

Financing institutions	U.S.$368,300	U.S.$490,300	U.S.$540,659	U.S.$385,000
Commercial papers	119,747		449,768
Senior notes		1,550,000		1,050,000
Securitization of Receivables		900,000		900,000

	U.S.$488,047	U.S.$2,940,300	U.S.$990,427	U.S.$2,335,000

Petrobras International
Finance Company
(a wholly-owned subsidiary of Petróleo
Brasileiro S.A. - PETROBRAS)
Consolidated Financial Information
as of September 30, 2002 and 2001 and
Report of Independent Accountants

Report of Independent Accountants

To the Board of Directors and Stockholder of
Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

We have reviewed the accompanying consolidated balance sheet of Petrobras International Finance Company at September 30, 2002 and the related unaudited consolidated statements of income operations and of changes in stockholder’s equity (deficit) and of cash flows for the nine-month periods ended September 30, 2002 and 2001.   This financial information is the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants.  A review of interim consolidated financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial information taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial information as of September 30, 2002 and for the nine-month periods ended September 30, 2002 and 2001, for it to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Petrobras International Finance Company as of December 31, 2001, and the related consolidated statements of income and of changes in stockholder’s equity and of cash flows for the year then ended (not presented herein), and in our report dated March 26, 2002 we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2001 is fairly stated in all material respects in relation to the balance sheet from which it has been derived.

The financial information as of December 31, 2001 presented herein has been restated to reflect the change described in Note 8.

PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil

October 30, 2002, except for note 8, as to which the date is February 13, 2003.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Consolidated Balance Sheets
Expressed in Thousands of United States Dollars, except share amounts

	September 30, 2002	December 31, 2001

	(Unaudited)
Assets
Current assets
Cash and cash equivalents	625,329	48,593
Marketable securities	67,343
Accounts receivable
Related parties	3,780,539	2,584,851
Trade	110,874	44,740
Notes receivable
Related party	654,696	282,975
Others	92,621
Assets held for sale		144,721
Prepaid expense and other current assets	10,395	10,691

	5,341,797	3,116,571

Property and equipment	112,047	213

Other assets
Marketable securities	24,281
Advances to suppliers	31,729	11,309
Prepaid expense	42,609	41,644
Assets related to securitization program	900,000	900,000
Net investment in direct financing leases from related party	374,562	208,032

	1,373,181	1,160,985

Total assets	6,827,025	4,277,769

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Consolidated Balance Sheets
Expressed in Thousands of United States Dollars, except share and per share amounts                                           (continued)

	September 30, 2002	December 31, 2001

	(Unaudited)
Liabilities and stockholder’s equity (deficit)
Current liabilities
Trade accounts payable
Related parties	333,633	288,068
Other	490,225	231,000
Loans payable - related parties	2,327,804	334,564
Short-term debt	436,347	775,427
Current portion of long term debt	51,700	215,000
Unearned income - related parties	42,209	8,318
Capital lease	18,728
Other current liabilities	38,457	41,004

	3,739,103	1,893,381

Long-term liabilities
Capital lease	162,000
Long-term debt	2,940,300	2,335,000

	3,102,300	2,335,000

Commitments and contingencies (Note 5)
Stockholder’s equity (deficit)
Shares authorized and issued
Common stock - 2002 and 2001 - 50,000 shares, par value US$ 1	50	50
Additional paid in capital	60,000	60,000
Accumulated deficit	(74,428)	(10,662)

	(14,378)	49,388

Total liabilities and stockholder’s equity (deficit)	6,827,025	4,277,769

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Consolidated Statements of Operations and Charges
in Stockholder’s Equity (Deficit)
Expressed in Thousands of United States Dollars
(Unaudited)

	Nine-month period Ended September 30,

	2002	2001

Sales of crude oil and oil products and services	4,693,589	5,258,610
Lease income	20,869

	4,714,458	5,258,610
Cost of sales	(4,681,245)	(5,251,216)
Lease expense	(12,704)
General and administrative expenses	(1,007)

	(4,694,956)	(5,251,216)

Gross profit	19,502	7,394

Financial income	136,255	115,886
Financial expense	(219,523)	(139,002)

Net loss for the period	(63,766)	(15,722)

Common stock	50	50
Additional paid in capital	60,000	60,000
Retained earnings (deficit)
Balance at January 1	(10,662)	9,669
Net loss	(63,766)	(15,722)

Balance at September 30	(74,428)	(6,053)

Total stockholder’s equity (deficit)	(14,378)	53,997

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Consolidated Statements of Cash Flows
Expressed in Thousands of United States Dollars
(Unaudited)

	Nine-month period ended September 30,

	2002	2001

Cash flows from operating activities
Net loss for the period	(63,766)	(15,722)
Adjustments to reconcile net loss to net cash
Depreciation and amortization	8,104
Decrease (increase) in assets
Accounts receivable
Related parties	(1,195,688)	467,382
Other	(66,134)	32,687
Prepaid expenses and other assets	43,364	(31,992)
Increase (decrease) in liabilities
Trade accounts payable
Related parties	45,565	173,396
Other	259,225	(127,431)
Other liabilities	31,344	10,922

Net cash (used in) provided by operating activities	(937,986)	509,242

Cash flows from investing activities
Marketable securities	(91,624)
Issuance of notes receivable	(371,721)	(216,042)
Property and equipment	(111,871)
Advances to suppliers	(20,420)	(12,043)
Net investment in direct financing activities from related party	(166,530)	(90,845)

Net cash used in investing activities	(762,166)	(318,930)

Cash flows from financing activities
Short-term debt, net issuances and repayments	(483,652)	(44,259)
Proceeds from issuance of long-term debt	767,300	1,280,000
Loans payable - related parties	1,993,240	(1,452,017)
Additional paid in capital		60,000
Dividends paid		(38,060)

Net cash provided by (used in) financing activities	2,276,888	(194,336)

Increase (decrease) in cash and cash equivalents	576,736	(4,024)
Cash and cash equivalents at beginning of period	48,593	51,198

Cash and cash equivalents at end of period	625,329	47,174

Cash paid during the period for interest	275,380	151,487

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

1	The Company and its Operations

Petrobras International Finance Company - PIFCO has been operating as a wholly-owned subsidiary of PETROBRAS and it was established on September 24, 1997 and is incorporated in the Cayman Islands.

The primary objective of the Petrobras International Finance Company and its subsidiaries (collectively, PIFCO or the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis.  Accordingly, intercompany activities and transactions, and therefore the Company’s financial position and results of operations, are affected by decisions made by its parent company, PETROBRAS. Additionally, to a more limited extent, the Company sells crude oil and oil products to third parties.

PIFCO is also being used by PETROBRAS to take advantage of Brazilian tax legislation related to the Special Customs System (Regime Aduaneiro Especial) for the importation and exportation of goods intended for the research of oil and natural gas fields (referred to as REPETRO).  REPETRO permits petroleum companies operating in Brazil to enter into leasing arrangements with foreign companies for materials and equipment to be used in the exploration and production of crude oil and gas, without paying federal taxes for Import Duty (Imposto de Importação - II), Excise Tax (Imposto sobre Produtos Industrializados - IPI), Employees’ Profit Participation Program (Programa de Integração Social - PIS), and Tax for Social Security Financing (Contribuição para o Financiamento da Seguridade Social - COFINS).

PETROBRAS NETHERLANDS B.V.

In May 2001, PIFCO established a subsidiary, PETROBRAS NETHERLANDS B.V. - PNBV, based in the Netherlands. PNBV will take the place of PIFCO as the principal entity responsible for acquiring equipment to be utilized in the oil exploration and production activities related to REPETRO, raising funds abroad and in Brazil to acquire equipment, and chartering the acquired equipment to PETROBRAS.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

PETROBRAS EUROPE LTD.

In May 2001, PIFCO established a subsidiary, PETROBRAS EUROPE LTD. - PEL, based in the United Kingdom, to consolidate PETROBRAS’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCO and PETROBRAS, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates.   PEL plays an advisory role in connection with these activities and undertakes no additional commercial or financial risk.

PETROBRAS FINANCE LIMITED

In October 2001,  PIFCO established a subsidiary, PETROBRAS FINANCE LIMITED - PFL, based in the Cayman Islands, in connection with the securitization program. The Company will purchase bunker and fuel oil from PETROBRAS and sell the products in the international market.

2	Basis of Financial Statement Presentation

The accompanying unaudited financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).  Although certain information normally included in financial statements prepared in accordance with US GAAP has been condensed or omitted, management believes that the disclosures are adequate to make the information presented not misleading.  The unaudited financial information should be read in conjunction with the audited financial statements for the year ended December 31, 2001 and the notes thereto.

The financial information as of September 30, 2002 and 2001 and the nine-month periods then ended, included in this report is unaudited.  However, in management’s opinion, such financial information reflects all normal recurring adjustments that are necessary for a fair presentation.  The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

Pursuant to Rule 436(c) under the Securities Act of 1933, this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and the independent accountant’s liability under section 11 does not extend to it.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

Lease financing

Income from direct financing leases, consisting of interest income, is recognized over the lease term. The rights to receive certain payments will be pledged under the terms of a security agreement. Income from operating leases is recognized ratably over the term of the leases.

Foreign currency transactions

All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current  exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense.

Recently issued accounting pronouncements

The Financial Accounting Standards Board (“FASB”) has recently issued the following Statements of Financial Accounting Standards (“SFAS”).  In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”).

SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset.   Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method.  SFAS 143 is effective for fiscal years beginning after June 15, 2002.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”). This statement addresses how to report gains or losses resulting from the early extinguishment of debt. Under current accounting rules any gains or losses are reported on early extinguishment of debt as extraordinary items. When SFAS 145 is adopted, the Company would be required to evaluate whether the debt extinguishment is truly extraordinary in nature. If the debt is routinely extinguished early, the gain or loss would be included in income from continuing operations. This statement will be effective for 2003 year-end reporting.

The Company expects adoption of SFAS 143 and SFAS 145 to have little or no impact on its financial condition, results of operations and cash flows.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). This statement requires recognition of costs associated with exit or disposal activities when they are incurred rather than when an exit or disposal plan occurs. Examples of costs covered by this guidance include lease

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

termination costs, employee severance costs that are associated with a restructuring, discontinued operations, plant closings or other exit or disposal activities. The provisions of this statement are effective for fiscal years beginning after December 31, 2002 and will impact any exit or disposal activities initiated after January 1, 2003.  The Company expects adoption of this statement to have little or no impact on its financial condition, results of operations and cash flows.

3	Marketable Securities

The Company classified these investments as held-to maturity.

Security	Issuer	Maturity	Foreign Currency	Interest Rate	Current assets	Non- current assets	Total

MARLIM 04 (*)	Marlim	2004	DOLLAR	13%	16,012	21,851	37,863
PETRO 03	Petrobras	2003	YEN	4%	50,570		50,570
PETRO 04	Petrobras	2004	EURO	9%	165	2,430	2,595
OTHER					596		596

					67,343	24,281	91,624

(*) MARLIM 04

Consist of “Medium Term Notes (MTN)” issued by Companhia Petrolífera Marlim, a special-purpose affiliated company of PETROBRAS. The notes have rolling maturities with the last note maturing in 2004.

4	Property and equipment

Consist of equipment and platforms under construction and interest capitalized. The Company intends to lease these assets.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

5	Financing

	September 30, 2002		December 31, 2001

	Current	Long-term	Current	Long-term

Financing institutions	368,300	490,300	540,659	385,000
Commercial paper	119,747		449,768
Senior notes		1,550,000		1,050,000
Securitization of receivables		900,000		900,000

	488,047	2,940,300	990,427	2,335,000

Long-term maturities:

September 30, 2002

2003	30,000
2004	162,750
2005	20,750
2006	176,800
2007	500,000
Thereafter	2,050,000

2,940,300

6	Commitments and Contingencies

Purchase Commitments

The Company entered into various commitments for the purchase of production equipment totaling U.S.$717,655. The equipment purchased will become part of a Master Lease Agreement, which has not yet been executed.

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several contracts which collectively obligate it to purchase a minimum of approximately 180,672 barrels of crude oil and oil products per day at market prices.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

7	Related Party Transactions

The Company has numerous transactions with PETROBRAS and other affiliated companies in the ordinary course of business.

Transactions with all related parties resulted in the following balances:

	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	PETROBRAS INTERNATIO- NAL S.A. BRASPETRO AND ITS SUBSIDIARIES	ALBERTO PASQUALINI- REFAP S.A.	FRONAPE INTERNATIONAL COMPANY	OTHERS	September 30, 2002	December 31, 2001

Current assets
Accounts receivable:
mainly by sales;	3,489,292	52,211	118,376	133	7,592	3,667,604	2,584,851
net investment in direct Financing leases	41,544	71,391				112,935
Notes receivable – current	33,230	480,510		140,956		654,696	282,975
Other non current assets
Export prepayment	750,000					750,000	750,000
Net investment in direct financing leases	162,334	212,228				374,562	208,032
Current liabilities
Trade accounts payable	155,493	158,845		418	18,877	333,633	288,068
Loans payable	1,914,332	413,472				2,327,804	334,564
Unearned income	41,100		1,109			42,209	8,318

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

          The principal amounts of business and financial operations carried out with related parties are as follows:

	Nine-month period ended September 30,

	2002		2001

	Income	Expense	Income	Expense

Sales of crude oil and oil products and services
PETROBRAS	3,093,733		4,363,240
REFAP S.A.	480,895		591,040
Petrobras America, Inc. - PAI	317,678		32,234
Others	15,852
Cost of sales
PETROBRAS		(930,484)		(73,150)
Petrobras America, Inc. - PAI		(610,431)		(1,151,545)
Braspetro Oil Services Company - BRASOIL		(38,134)		(52,063)
Companhia MEGA S.A.		(106,510)		(112,079)
Others		(16,607)		(4,735)
Lease income (expense)
PETROBRAS	14,918
Braspetro Oil Services Company - BRASOIL	8,597	(1,647)
Fronape International Company		(11,375)
Financial income
PETROBRAS	100,323		91,441
REFAP S.A.	5,244		11,188
Braspetro Oil Company - BOC	3,663		4,741
Braspetro Oil Services Company - BRASOIL	1,633		3,452
Fronape International Company	6,211		2,456
Braspetro	2,329		170
Financial expense
PETROBRAS		(22,049)		(51,107)
Braspetro Oil Services Company - BRASOIL		(5,693)		(11,758)

	4,051,076	(1,742,930)	5,099,962	(1,456,437)

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

8	Restatement of previously released financial information

Platforms P-8, P-15, P-32 and P-47

On December  28,  2001 (the Closing Date),  the Company entered into certain  agreements with the  PB Platforms 2001 Trust and other parties in order to refinance three operating  platforms (P-8, P-15 and P-32  or the  Platforms), with a total value of U.S.$500,000.  The Platforms belonged to Brasoil and Catleia (also subsidiaries of PETROBRAS).

Also, on December 28, 2001, the Company entered into certain agreements with the PB-47 Trust and other parties in order to refinance the P-47 Floating Storage and Offloading platform, with a total value of U.S.$180,000 (the Platform).  The Platform was acquired by Pifco from Brasoil on that date, for U.S.$142,000, and transferred to PB-47 Trust on August 27, 2002.

Pursuant to signed Participation Agreements,  certain conditions precedent should occur on April 30, 2002, in order for the lenders to fund the transactions.   However, due to unfavorable changes in international financial market, there were several extensions of this deadline resulting in the satisfaction of the conditions precedent and Amended Participation Agreements for the P-47 Trust on August 27, 2002 and for the PB Platforms 2001 on November 27, 2002 (each the CP Date).

The parties originally intended that upon satisfaction of the conditions precedent, the contracts for the Platforms would be effective as of the Closing Date. However, during negotiations, PB Platforms 2001 Trust and PB-47 Trust and the other lenders agreed to amend the Participation Agreements so that the contracts would become effective not on the Closing Date, but rather as of the CP Dates.

As a result of the changes in provisions in the Amended Participation Agreements, the present value of the future minimum lease payments of  P-8, P-15 and P-32 decreased to U.S.$485,000.  The charter contracts with PB Platforms 2001 and PB-47 Trust will be amortized from November 27, 2002 until May 27, 2011 and from August 27, 2002 until December 28, 2011, respectively, with semi-annual payments commencing on May 27, 2003 and February 28, 2003, respectively, with a variable interest rate of 6-month Libor plus 425 and 199.5 basis points of spread, respectively.  The subcharter agreements with PETROBRAS have the same terms and conditions of the charter agreements with the retention of a fixed annual component for the Company.

The Company had initially accounted for the leases of the platforms as of the Closing Date for purposes of the 2001 annual financial statements included in the Form 20-F filed with the United States Securities and Exchange Commission - SEC on June 28, 2002, and subsequent

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

interim periods.  Accordingly, at December 31, 2001, the Company presented a lease payable to PB Platforms 2001 Trust and PB-47 Trust and a lease receivable from PETROBRAS, presented under Capital lease (Long-term liabilities) and Net investment in direct financing leases to related party (Other non current assets), respectively.  No income/expense on these transactions was earned/incurred for the year ended December 31, 2001.

However, as a result of the changes previously mentioned, the financial statements for December 31, 2001 had to be restated considering that the leases should only have commenced on the CP Dates. The net impact of this adjustment in the reports previously presented is as follows:

	Year ended December 31, 2001		Three months ended March 31, 2002		Six months ended June 30, 2002

	Previously reported	Restated	Previously reported	Restated	Previously reported	Restated

Assets
Notes receivable – other	180,000		180,000		180,000
Accounts receivable – related parties					2,473,312	2,387,786
Assets held-for-sale		144,721		144,721		144,721
Net investment in direct financing leases	852,753	208,032	915,358	257,819	812,165	225,152
Liabilities
Short term capital lease					88,228
Other current liabilities			56,356	43,614
Long-term capital lease	680,000		680,000		617,000
Accumulated deficit			(37,993)	(38,069)	(60,411)	(63,001)
Statement of operations
Lease income			15,811	2,993	33,507	5,689
Lease expense			(12,980)	(238)	(25,832)	(604)
Net loss for the period/year			(27,331)	(27,407)	(49,749)	(52,339)

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

9	Subsequent event

In December 2002, PETROBRAS, following the Board of Directors recommendation, transformed U.S.$60 million in accounts receivable from PIFCO into a capital increase.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

          Date: March 19th, 2003

PETRÓLEO BRASILEIRO S.A-PETROBRAS

By:	/s/ JOSÉ S. GABRIELLI DE AZEVEDO

José S. Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.